August 7, 2019

Gustavo Garavaglia
Chief Financial Officer
DPL INC
1065 Woodman Drive
Dayton, Ohio 45432

       Re: DPL INC
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           Form 10-Q filed May 7, 2019
           File No. 1-9052

Dear Mr. Garavaglia:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products
cc:    Brian Hylander, Assistant General Counsel